UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 19)1

Nathan’s Famous, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

632347100
(CUSIP Number)

Warren G. Lichtenstein

Steel Partners Holdings L.P.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 26, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 223,914
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 223,914
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,914
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 223,914
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 223,914
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,914
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 223,914
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 223,914
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,914
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS COSINE COMMUNICATIONS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 223,914
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 223,914
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,914
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 223,914
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 223,914
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,914
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%
14	TYPE OF REPORTING PERSON CO

The following constitutes Amendment No. 19 to the Schedule 13D filed by the undersigned (“Amendment No. 19”). This Amendment No. 19 amends the Schedule 13D as specifically set forth herein.

Item 3.                   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 223,914 Shares owned directly by COSN is approximately $745,630, including brokerage commissions. The Shares owned directly by COSN were contributed to COSN by SPHG Holdings, an affiliated entity, pursuant to the Contribution Agreement (as defined and described in Item 6 of Amendment No. 15).

Set forth on Schedule A annexed hereto (“Schedule A”) is the aggregate purchase price of the Shares beneficially owned, if any, by each of the persons listed on Schedule A to Amendment No. 15.

Item 5.                    Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

(a)     The aggregate percentage of Shares reported owned by each person named herein is based upon 4,496,704 Shares outstanding, which is the total number of Shares outstanding as of February 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 6, 2015.

As of the close of business on March 26, 2015, COSN owned directly 223,914 Shares, constituting approximately 4.98% of the Shares outstanding. By virtue of their relationships with COSN, each of SPHG Holdings, Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by COSN.

Set forth on Schedule A is the aggregate number and percentage of Shares beneficially owned, if any, by each of the persons listed on Schedule A to Amendment No. 15. Unless otherwise indicated thereon, each of the persons listed on Schedule A has (i) the sole power to vote and dispose of the Shares they beneficially own, if any, and (ii) the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that they beneficially own, if any.

(b)     Each of the Reporting Persons may be deemed to have shared power to vote and dispose of the Shares reported in this statement owned directly by COSN.

(c)     Schedule B annexed hereto (“Schedule B”) lists all transactions in the Shares of the Issuer since the filing of Amendment No. 18. All of such transactions were effected in the open market.

Item 5(a)-(c) is hereby amended and restated to read as follows:

(e)     Effective March 26, 2015, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2015	STEEL PARTNERS HOLDINGS L.P.

	By:	Steel Partners Holdings GP Inc. General Partner

	By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP LLC

	By:	Steel Partners Holdings GP Inc. Managing Member

	By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP HOLDINGS LLC

	By:	Steel Partners Holdings GP Inc. Manager

	By:	/s/ Jack L. Howard
Jack L. Howard, President

STEEL PARTNERS HOLDINGS GP INC.

	By:	/s/ Jack L. Howard
Jack L. Howard, President

COSINE COMMUNICATIONS, INC.

	By:	/s/ Terry R. Gibson
Terry R. Gibson, Chief Executive Officer

SCHEDULE A

Interest in Securities of the Issuer by the Persons Listed on Schedule A

Name	Number of Shares Beneficially Owned	Percentage	Aggregate Cost

Anthony Bergamo	10	Less than 1%	$18.28

SCHEDULE B

Transactions in the Shares of the Issuer Since the Filing of Amendment No. 18

Class of Security	Securities Sold	Price ($)	Date of Sale

COSINE COMMUNICATIONS, INC.

Common Stock	11,000	73.5930	03/26/2015